Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: February 28, 2022

On February 28, 2022, Brian Chen, the Chief Science Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Twitter and LinkedIn.

LinkedIn Re-Share:

Twitter Re-Tweet:

On February 28, 2022, Jon Sabes, the CEO of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Twitter and LinkedIn.

LinkedIn:

Twitter:

On February 28, 2022, FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter and LinkedIn.

On February 28, 2022, FOXO Technologies Inc. sent the following Tweets under the Twitter handle @foxo_tech (https://twitter.com/foxo_tech):

●	@foxo_tech retweeted @bloomberg share of the press release

●	@foxo_tech tweeted about the global newswire news about the spac announcement

On February 28, 2022, FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on LinkedIn(https://www.linkedin.com/company/foxotechnologies/):

●	@foxotechnologies shared via LinkedIn the global newswire news about the spac announcement https://www.globenewswire.com/news-release/2022/02/24/2391999/0/en/FOXO-Technologies-Inc-Enters-Into-Business-Combination-Agreement-with-Delwinds-Insurance-Acquisition-Corp.html